Shareholder Rebuttal to Coach, Inc. Opposition Statement
Regarding Reporting on Feasibility of Net Zero GHG Emissions by 2030

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  Coach, Inc.
NAME OF PERSON RELYING ON EXEMPTION: Jantz Management LLC
ADDRESS OF PERSON RELYING ON EXEMPTION: 470 Atlantic Avenue, 4th Floor, Boston, MA 02210

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Coach shareowners are encouraged to vote FOR stockholder proposal #6:

Resolved: Shareholders request that the Board of Directors generate a feasible plan for the Company to reach a net-zero GHG emission status by the year 2030 for all aspects of the business which are directly owned by the Company, including but not limited to manufacturing and distribution, research facilities, corporate offices, and employee travel, and to report the plan to shareholders at reasonable expense, excluding confidential information, by September 2017.

Overview
The company’s current efforts, in the opinion of the Proponent, are inadequate to keep pace with the demands and urgency posed by global climate change for greenhouse gas reduction requirements. Although the Company’s opposition statement informs investors that the Company has set a goal to reduce absolute CO2 emissions by 15% by the end of fiscal year 2020 and mentions some specific measures to improve efficiencies and reduce emissions, these efforts are not up to scale. Globally, researchers indicate that containing the worst damage of climate change requires that the entire world must achieve net zero carbon emissions globally between 2030 and 2050.1

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on stockholder proposal number 6 following the instruction provided on the management’s proxy mailing.
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1 http://www.scientificamerican.com/article/earth-flirts-with-a-1-5-degree-celsius-global-warming-threshold1/

For a company like ours, engaging in a conversion of operations to truly sustainable systems and technologies can be part of our modernization and upgrading process, can head off  supply chain and compliance challenges, and build our company’s  reputation as a leader in doing business the right way.

The Proponent believes that even companies that are leaders in sustainability will need to achieve net zero GHG emissions by at least 2030. In the opinion of the Proponent, in order to sustain Coach’s environmental stewardship and to do its part to cut carbon emissions that will continue to raise global temperatures, the Company must consider how its facilities can reach the status of net-zero GHG emissions.

The Proponent feels that the fact that a major industrial corporation has committed to becoming carbon neutral by 2030 proves the feasibility of this proposal’s request.
Despite Coach’s management’s assertion that its existing goals related to GHG emissions reduction are sufficient, the Proponent points to Siemens, an industrial firm that produces its own products, to demonstrate the feasibility of the Proposal’s request. Siemens reported this past fall that it “aims to be the world's first major industrial company to achieve a net-zero carbon footprint by 2030.” Furthermore, Siemens expects to demonstrate bottom line benefits of “annual savings of €20 million expected” on a “€100 million investment in improving energy efficiency.”

Despite the Company’s assertions, its current plans for GHG reduction will only offset a small portion of the manufacturing emissions, nowhere near the needed net-zero goal the Proposal requests the Company consider.
Coach’s current goal to “reduce its absolute CO2 emissions by 15% over a 2014 baseline by the end of fiscal year 2020” is by now a short term goal that fails to address 85% of its GHG emissions. The Proponent is requesting Coach to report on a longer term goal to reach net zero emissions over the next 15 years. While the Proponent applauds Coach’s acknowledgment that its GHG emissions must be reduced, the Proponent does not consider a 15% reduction sufficient, given the recent international goal setting of holding the global warming temperature to no more than 1.5 degrees Celsius

The goal of net zero GHG emissions by 2030 is crucial for both the safety of the environment and for shareholder value.
On December 12, 2015, 196 parties at the U.N Climate Change Conference reached an agreement in Paris to prevent climate change to an average global warming to 2 degrees Celsius (3.6 degrees Fahrenheit) above pre-industrial temperatures and it strives for a limit of 1.5 degrees Celsius (2.7 degrees Fahrenheit) if possible. The agreement calls for zero net anthropogenic greenhouse gas emissions to be reached during the second half of the 21st century. In the adopted version of the Paris Agreement, the parties will also ‘pursue efforts to’ limit the temperature increase to 1.5 °C. According to researchers, “to hit the 1.5 degree goal, [global zero net carbon emissions] needs to happen sometime between about 2030 and 2050.”2 Yet, just this year (2016), “January’s mark of 1.4°C, put the global average temperature change from early industrial levels for the first three months of 2016 at 1.48°C…The dramatic global hot streak that kicked off 2016 doesn’t mean the world has already failed to meet the goals in the Paris agreement. Three months do not make a year, and it is unlikely that 2016 will exceed the 1881-1910 climate-normal by 1.5°C…[However] If current emissions trends continue (RCP8.5) we could cross the 1.5°C threshold in 10 to 15 years, somewhere between the years 2025-2030, compared to 2045-2050 when a 1985-2005 baseline is used. ”1

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2 http://www.cnn.com/2015/12/08/opinions/sutter-1-5-degrees-climate-cop21/

Whereas, Coach states that the Company “takes its commitment to sustainable practices and environmental conservation seriously and is dedicated to transparency and public disclosure of its strategies and progress,” the Proponent believes that preparing the requested report would bolster Coach’s reputation for its commitment to responsible environmental stewardship—enhancing corporate credibility, brand and therefore shareholder value.

Conclusion:
The Proponent believes that pursuing efforts to limit the temperature increase to 1.5 degrees Celsius requires that Coach and others plan now to get to net zero emissions by 2030. At least one major industrial firm has already taken on this goal, and we believe that Coach has the leadership and resources to create an effective and sustainable plan.

We urge you to vote “FOR” stockholder proposal #6. Should you have any proposal-specific questions please feel free to contact us at info@jantzmgmt.com.

Jantz Management LLC

Date: October 7, 2016

By:	/s/ Christine J. Jantz
Christine J. Jantz
President

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on stockholder proposal number 6 following the instruction provided on the management’s proxy mailing.